SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2002

ALCON, INC.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

011-41-41-785-8888

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

The following press release was issued by Alcon, Inc. on October 24, 2002.

Alcon, Inc.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

For Immediate Release

Alcon Reports Third Quarter Operating Results

  Global Sales Increased 10.0 percent
  Adjusted Earnings Per Share rose 48.1 percent

Hünenberg, Switzerland - October 24, 2002 - Alcon, Inc. (NYSE: ACL) today reported global sales of $743.9 million for the third quarter of 2002, an increase of 10.0 percent over sales in the third quarter of 2001, or 9.3 percent excluding the impact of foreign exchange fluctuations. Diluted earnings per share, adjusted in 2002 for one-time items associated with Alcon's initial public offering on March 20, 2002, and adjusted in 2001 to exclude amortization of goodwill, increased 48.1 percent to $0.40 in the third quarter of 2002 from $0.27 in the third quarter of 2001. Reported net income for the third quarter of 2002 was $125.1 million, or $0.41 per share on a diluted basis, compared to $71.1 million, or $0.24 per share on a diluted basis in the third quarter of 2001.

For the first nine months of 2002, Alcon reported global sales of $2,259.9 million, an increase of 8.8 percent over sales for the first nine months of 2001, or 9.6 percent excluding the impact of foreign exchange fluctuations. Diluted earnings per share, adjusted in 2002 for one-time items associated with Alcon's initial public offering on March 20, 2002, and adjusted in 2001 to exclude amortization of goodwill, increased 34.4 percent to $1.29 for the first nine months of 2002 from $0.96 for the first nine months of 2001. Reported net income for the first nine months of 2002 was $381.9 million, or $1.27 per share on a diluted basis, compared to $258.6 million, or $0.86 per share on a diluted basis, in the first nine months of 2001.

Alcon's Chairman, President and Chief Executive Officer, Tim Sear said, "Our pharmaceutical business led the way for us in the third quarter. Of course, one of the keys to our success is the breadth of our product lines and the balance of our growth across them. Strength in one area generally offsets weakness in another and allows us to continue to meet or exceed our overall growth targets."

Alcon also reported that full year sales are on track to hit $3 billion and raised its guidance for full year adjusted diluted earnings per share to $1.54 -1.57. In addition, the company provided more specific guidance for 2003, projecting sales in the range of $3.25 to $3.27 billion and diluted EPS in the range of $1.79 to $1.82.

Pharmaceutical Product Line

Third quarter 2002 pharmaceutical sales reached $280.4 million, a 21.6 percent increase over sales in the third quarter of 2001, or 21.9 percent excluding the impact of foreign exchange fluctuations. For the first nine months of 2002, pharmaceutical sales reached $841.3 million, 16.7 percent ahead of sales in the first nine months of 2001, or 17.8 percent excluding the impact of foreign exchange fluctuations.

Total sales of glaucoma products in the third quarter of 2002 rose 27.1 percent to $87.2 million, with sales of Travatan® ophthalmic solution reaching $17.7 million, compared to $3.2 million in the third quarter of 2001. An important recent development regarding Travatan® was the settlement in October of all pending patent and trademark litigation with Pharmacia, which ensured Alcon's continued right to sell Travatan® globally without restriction. Third quarter 2002 sales of all other glaucoma products, including, Betoptic® S ophthalmic suspension, Azopt® ophthalmic suspension and timolol GFS were $69.5 million, 6.3 percent above the third quarter of 2001. Travatan® sales for the first nine months of 2002 were $48.4 million, compared to $9.2 million for the first nine months of 2001, while sales of all other glaucoma products were $208.7 million for the same period, 7.8 percent above the first nine months of 2001. In October, Alcon received approval of Azopt in Japan and expects to launch this important glaucoma therapy there before the end of this year.

Sales of ocular anti-infective and combination ocular anti-infective/anti-inflammatory therapies grew 10.7 percent in the third quarter of 2002 compared to the third quarter of 2001. For the quarter, sales of Ciloxan® ophthalmic solution grew 15.0 percent to $23.7 million, while sales of TobraDex® ophthalmic suspension and ointment increased 10.8 percent to $50.1 million, both compared to the third quarter of 2001. Year-to-date Ciloxan sales were $77.7 million, while TobraDex sales were $145.8 million, increases of 16.5 percent and 8.0 percent, respectively, over the first nine months of 2001.

In the allergy sector, sales of Patanol® ophthalmic solution grew to $44.4 million in the third quarter of 2002, 37.9 percent above the third quarter of 2001. It appears the spring allergy season in the United States commenced earlier in 2002 than in 2001 and was more severe. The same appears to be true of the 2002 fall allergy season. Year-to-date Patanol sales were $164.9 million, an increase of 27.5 percent over the first nine months of 2001. During the third quarter, Alcon filed its New Drug Application with the U.S. Food and Drug Administration (FDA) for a new formula of Patanol that would require only once-a-day dosing.

Surgical Product Line

Third quarter 2002 surgical sales reached $344.6 million, a 5.8 percent increase over the third quarter of 2001, or 4.2 percent excluding the impact of foreign exchange fluctuations. Surgical sales for the first nine months of 2002 were $1,053.3 million, 5.1 percent above the first nine months of 2001, or 5.6 percent excluding the impact of foreign exchange fluctuations. Excluding the refractive business, surgical sales rose 8.0 percent in the third quarter and 6.6 percent for the first nine months of 2002, both compared to the same periods in 2001.

Third-quarter sales of intraocular lenses were $104.3 million, a 10.4 percent increase over the third quarter of 2001. Year-to-date sales of intraocular lenses were $319.4 million, 7.8 percent above sales in the first nine months of 2001. Cataract and vitrectomy equipment and related disposable products had sales of $83.6 million in the third quarter of 2002, 10.9 percent ahead of the third quarter of 2001. Sales of viscoelastics reached $39.4 million in the third quarter of 2002, a 4.2 percent increase over the third quarter of 2001. Year-to-date sales of cataract and vitrectomy equipment and related disposable products were $249.0 million, 7.1 percent above the first nine months of 2001, while sales of viscoelastics grew 7.4 percent over the first nine months of 2001 to $124.1 million in the first nine months of 2002.

Refractive revenues were $14.4 million in the third quarter of 2002, a 27.6 percent decrease compared to the third quarter of 2001. Year-to-date refractive revenues were $47.4 million, 19.3 percent below revenues for the first nine months of 2001. The refractive industry continues to be adversely impacted by global economic conditions and weak consumer confidence, which have reduced demand for refractive surgery. An important development after the close of the quarter was the FDA's approval of Alcon's application for wavefront-guided ablations using its CustomCornea® technology. "CustomCornea was one of the key parts of the Summit acquisition. Being the first company to gain approval of this exciting technology is an important step forward for us in the refractive business. We think CustomCornea will help inspire consumer interest and confidence, but the refractive market may still remain soft until the global economic environment improves considerably," Mr. Sear commented.

Consumer Eye Care

Third quarter 2002 consumer eye care sales were $118.9 million, a 1.1 percent decline from sales in the third quarter of 2001, with no material impact from foreign exchange fluctuations. Year-to-date consumer eye care sales reached $365.3 million, a 3.1 percent increase over sales in the first nine months of 2001, or 4.3 percent excluding the impact of foreign exchange fluctuations.

Sales of products in the OptiFree® disinfectant line declined 2.2 percent in the third quarter of 2002 to $65.5 million. Year-to-date 2002 sales of $199.0 million reflected an increase of 4.4 percent over the same period last year. The third quarter weakness was attributable to a decline in the soft contact lens disinfectant market in the United States, as well as weakness in other areas of the world. In October, the company began shipping OptiFree Express® "No Rub" multi-purpose disinfecting solution with new "Lasting Comfort" labeling, following the FDA's recent approval of this important claim. "Eye care professionals and consumers want a disinfecting solution that keeps lenses safe from contaminants, is convenient to use, helps ensure compliance and is comfortable throughout the day. The advanced formula in OptiFree Express 'NoRub' is the first soft lens care solution to gain FDA approval of labeling that delivers on all four of these key elements," said Mr. Sear.

Income Statement Highlights

Gross profit for the third quarter of 2002 was $529.4 million. Gross profit margin for the period was relatively constant at 71.2 percent of sales, compared to the previous year's third quarter gross margin of 71.1 percent. For the first nine months of 2002, gross profit was $1,600.5 million, resulting in a gross profit margin of 70.8 percent, versus 71.1 percent in the first nine months of 2001. Product mix, charges related to the conversion of the deferred compensation program and foreign exchange fluctuations had an adverse impact on gross profit margins in the first nine months of 2002.

Selling, General and Administrative expenses were $238.6 million in the third quarter of 2002, a decrease of 1.6 percent from the third quarter of last year. The decline was the result of an additional consumer advertising program for OptiFree Express "NoRub" in 2001 that was not repeated in 2002, as well as diligent control of the company's global cost structure. As a result, SG&A expenses as a percent of sales improved to 32.1 percent in the third quarter of 2002, compared to 35.8 percent in the same quarter of 2001. For the first nine months of 2002, SG&A expenses were $737.8 million (32.6 percent of sales), an increase of 3.2 percent over the first nine months of 2001 (34.4 percent of sales).

Research and development expenses were $77.9 million in the third quarter of 2002, an 8.3 percent increase over the third quarter of 2001. For the first nine months of 2002, R&D expenses were $227.4 million, 8.8 percent above the first nine months of 2001. R&D expenses increased as a result of increased costs and funding of ongoing and new research projects.

Alcon's effective tax rate was 32.6 percent in the third quarter of 2002, compared to 38.5 percent in the third quarter of 2001 (35.7 percent when adjusted to exclude amortization of goodwill). For the first nine months of 2002 the effective tax rate was 32.5 percent, which reflects the expected rate for the full year.

Other Selected Financial Information

On September 30, 2002, Alcon reported cash and cash equivalents of $60.6 million, total debt of $1,079.1 million and consolidated net worth of $849.2 million. The company's debt-to-total capital ratio was 56 percent at September 30, 2002, down from 66 percent at the end of the previous quarter end. The net debt balance (total debt minus cash and cash equivalents) declined $251.1 million during the quarter, as the quarter's strong operating cash flow was bolstered by a reduction in operating working capital of $94.6 million.

Impact of Change in Accounting Standard and One Time Charges

Beginning in 2002, Alcon adopted Statement of Financial Accounting Standards #142, "Goodwill and Other Intangible Assets." If Statement #142 had been in effect in 2001, pre-tax intangible amortization would have been $10.6 million less than reported in the third quarter and $31.9 million less for the first nine months.

During the second quarter, Alcon used $2.19 billion of the proceeds of its initial public offering to complete the planned redemption of preferred shares held by Nestlé S.A. Prior to this redemption Alcon had the temporary use of these funds, which it used to reduce short term debt and make short term investments. The temporary use of these funds increased pre-tax earnings by an estimated $9.5 million in the first nine months of 2002.

Upon completion of the initial public offering and as part of the creation of a new incentive stock option plan, Alcon changed the terms and conditions of an existing deferred compensation plan, called the Alcon Phantom Stock Plan. These changes allowed employees to convert on a voluntary basis their Phantom Stock Units to restricted shares. Approximately 2.2 million restricted shares were issued for conversion at the IPO price of $33.00 per share. Alcon incurred a one-time pre-tax charge of $22.6 million in the first quarter of 2002 related to the implementation of the changes necessary to allow conversion of Phantom Stock Units into restricted shares. This charge included the acceleration of certain expenses that would have been incurred in the second, third and fourth quarters of 2002 equal to approximately $2 million per quarter, resulting in a year to date net charge of $18.6 million. The year-to-date charge increased expenses as follows: $2.8 million in cost of goods sold, $10.4 million in SG&A expenses and $5.4 million in research and development expenses.

Other Items

Share Repurchases

After the close of the third quarter, the Board of Directors authorized the repurchase of up to two million Alcon common shares. The purpose of the share repurchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. The company will repurchase shares from time to time in open market transactions.

U.S. Operating Subsidiary Equity Restructuring

In May of 2000, Alcon Holdings, Inc. ("AHI," a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, Alcon expects to sell to one or more financial investors all of the AHI Series A and B preferred shares that it currently owns. The sale would comprise 20,000 preferred shares for an expected total sales price of 1.995 billion Swiss francs. Alcon also will exchange with AHI all the Series C and D preferred shares it now owns for new common shares. Alcon will use the proceeds it receives from the sale of the preferred shares for liquidity and general corporate purposes. After the sale, Alcon will continue to own all of AHI's common shares, which represent 100 percent of the voting power of AHI.

The Series A and B AHI preferred shares provide for variable dividend payments every six months based on different spreads over Swiss franc LIBOR. The spreads are 1.25 percent for Series A and 1.50 percent for Series B. Series A has a redemption value of 1.5 billion Swiss francs and Series B has a redemption value of 0.5 billion Swiss francs. Series A and B are redeemable only at the option of the holder after five and eight years, respectively.

Although they are not required to, Alcon anticipates that the purchasers of the preferred shares may offer AHI the opportunity to redeem the shares prior to the dates they become redeemable by their terms. AHI would be likely to accept such offers if they are made, although it is not required to. AHI will finance any redemption of preferred shares with a combination of commercial paper, bank debt and intercompany loans.

"Prior to our listing as a public company, we were a wholly-owned subsidiary of Nestlé and had a tremendous amount of financial flexibility with that relationship," said Jacqualyn Fouse, Senior Vice President and Chief Financial Officer. "With our partial separation from Nestlé, we decided to re-establish that flexibility at Alcon's parent company level, and the sale of the preferred shares was an efficient way to achieve this."

Neither the sale nor future redemptions of these preferred shares, if any, are expected to have a material impact on the company's consolidated earnings.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share and per share data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Sales	$743.9	$676.4	$2,259.9	$2,077.1
Cost of goods sold	214.5	195.8	659.4	599.5

Gross profit	529.4	480.6	1,600.5	1,477.6

Selling, general and administrative	238.6	242.4	737.8	715.1
Research and development	77.9	71.9	227.4	209.1
Amortization of intangibles	17.0	29.0	50.9	88.0

Operating income	195.9	137.3	584.4	465.4

Other income (expense):
Gain (loss) from foreign
currency, net	(1.8)	(9.1)	4.1	(1.0)
Interest income	2.2	13.5	18.6	42.4
Interest expense	(10.7)	(26.0)	(42.2)	(85.7)
Other	--	--	1.2	--

Earnings before income taxes	185.6	115.7	566.1	421.1

Income taxes	60.5	44.6	184.2	162.5

Net earnings	$125.1	$71.1	$381.9	$258.6

Basic earnings per common share	$0.41	$0.24	$1.28	$0.86

Diluted earnings per common share	$0.41	$0.24	$1.27	$0.86

Basic weighted average common shares	307,665,063	300,000,000	299,393,320	300,000,000
Diluted weighted average common shares	308,690,590	300,000,000	300,176,181	300,000,000

Alcon, Inc. and Subsidiaries

Global Sales

	Three months ended September 30,		Nine months ended September 30,
(USD in millions)	2002	2001	2002	2001

TobraDex®	$50.1	$45.2	$145.8	$135.0
CILOXAN®	23.7	20.6	77.7	66.7
Other	25.8	24.2	81.0	77.6
Total Anti-infectives/Combinations	99.6	90.0	304.5	279.3

Travatan®	17.7	3.2	48.4	9.2
Other	69.5	65.4	208.7	193.6
Total Glaucoma	87.2	68.6	257.1	202.8

Patanol®	44.4	32.2	164.9	129.3
Other	6.2	6.0	20.5	22.3
Total Allergy	50.6	38.2	185.4	151.6

Cipro® HC	35.2	22.6	73.1	50.5
Other	0.6	1.5	2.2	7.2
Total Otic	35.8	24.1	75.3	57.7

Other Pharmaceuticals	7.2	9.6	19.0	29.5

TOTAL PHARMACEUTICALS	280.4	230.5	841.3	720.9

IOLs	104.3	94.5	319.4	296.2
Viscoelastics	39.4	37.8	124.1	115.5
Cataract/Vitrectomy Products	83.6	75.4	249.0	232.5
Refractive Products	14.4	19.9	47.4	58.7
Other Surgical Products	102.9	98.1	313.4	299.0

TOTAL SURGICAL	344.6	325.7	1,053.3	1,001.9

Opti-Free® Disinfectants	65.5	67.0	199.0	190.6
Artificial Tears	24.0	24.8	75.3	74.2
Other Consumer Eye Care Products	29.4	28.4	91.0	89.5

TOTAL CONSUMER EYE CARE	118.9	120.2	365.3	354.3

TOTAL SALES	$743.9	$676.4	$2,259.9	$2,077.1

ALCON, INC. AND SUBSIDIARIES

Actual to Adjusted Reconciliation

(in millions, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2002	2001	2002	2001

Reported net earnings	$125.1	$71.1	$381.9	$258.6

One time expenses:
2002 expense for changes to
employee deferred
compensation plan	(2.0)	--	18.6	--
2002 estimated impact of IPO proceeds
on net interest expense	--	--	(9.5)	--
Add back 2001 goodwill
amortization for 2002 change in accounting
method under
FASB Statement 142	--	10.6	--	31.9

Income tax effects of above items	0.8	(0.5)	(3.8)	(1.7)

Adjusted net earnings	$123.9	$81.2	$387.2	$288.8

Reported diluted earnings per share	$0.41	$0.24	$1.27	$0.86

One time expenses:
2002 expense for changes to employee
deferred
compensation plan	(0.01)	--	0.06	--
2002 estimated impact of IPO proceeds on
net interest expense	--	--	(0.03)	--
Add back 2001 goodwill
amortization for 2002
change in accounting method under
FASB Statement 142	--	0.03	--	0.11
Income tax effects of above items	--	--	(0.01)	(0.01)

Adjusted diluted earnings per share	$0.40	$0.27	$1.29	$0.96

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

# # #

24OCT2002

For information, contact:

Doug MacHatton (Investor Relations)

800-400-8599

News media and other inquiries: Mary Dulle (Public Relations)

817-551-8058

www.alconinc.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Alcon, Inc.
(Registrant)

Date	10/24/02	By	/s/ Guido Koller
Name: Guido Koller
Title: Vice President

Date	10/24/02	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Controller